Mail Stop 3561

May 30, 2007

Mr. David Pollock
President and Chief Executive Officer
Hydron Technologies, Inc.
4400 34th Street North, Suite F
St. Petersburg, Florida 33714

> **Re: Hydron Technologies, Inc.**
> **Form 8-K, Item 4.02**
> **Filed May 25, 2007**
> **File No. 0-6333**

Dear Mr. Pollock:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment.   Where indicated, we think you should revise your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K - Item 4.02

1. We note disclosure of your plan to amend Form 10-QSB filed May 11, 2007 and restate the financial statements for the quarter ended March 31, 2007 for revenue of $59,626 recorded in error during the first quarter. Please tell us when you plan to file your amended Form 10-QSB for the quarter ended March 31, 2007. In light of the restatement of these financial statements, please discuss in your in Item 3 – Controls and Procedures the nature of the error causing the restatement and discuss its effect on the officers' conclusions regarding the effectiveness of

disclosure controls and procedures, and the actions you have taken or plan to take to remediate any material weaknesses existing in your controls and procedures that may have allowed this error to occur. Please clearly describe the basis for any conclusion you may provide. See Item 307 of Regulation S-B.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comment within ten days from the date of this letter. You should provide a cover letter keying your response to our comment, and provide the requested supplementary information, if any. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding our comment. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief